UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         ALPHA TECHNOLOGIES GROUP, INC.
         (Name Of Subject Company (Issuer) And Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.03 PER SHARE
                         (Title Of Class Of Securities)

                                      n/a(1)
                      (Cusip Number Of Class Of Securities)

                                 Lawrence Butler
                             Chief Executive Officer

                         Alpha Technologies Group, Inc.
                           11990 San Vicente Boulevard
                                    Suite 350
                              Los Angeles, CA 90049
                                 (310) 566-4005

                  (Name, Address And Telephone Number Of Person
               Authorized To Receive Notices And Communications On
                            Behalf Of Filing Person)

                                   COPIES TO:

                               Robert Forman, Esq.
                   Shapiro Mitchell Forman Allen & Miller LLP
                               380 Madison Avenue
                            New York, New York 10017
                                 (212) 972-4900

                            CALCULATION OF FILING FEE

                   TRANSACTION VALUATION(2)  AMOUNT OF FILING FEE
                   ---------------------     --------------------

                         $923,100.37             $184.62



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Not Applicable.
Form Or Registration No.:                   Not Applicable.
Filing Party:                               Not Applicable.
Date Filed:                                 Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ]  third party tender offer subject to Rule 14d-1.
   [X]  issuer tender offer subject to Rule 13e-4.
   [ ]  going-private transaction subject to Rule 13e-3.
   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------

     1 There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 020781100.

     2 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,592,376 shares of common stock of Alpha Technologies Group, Inc. having an aggregate value of $923,100.37 as of February 28, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one-percent of the value of the transaction.


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



ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated February 28, 2003 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
        ---------------------------

         (a) The name of the issuer is Alpha Technologies Group, Inc., a Delaware corporation ("Alpha" or the "Company"). The address of its principal executive offices is 11990 San Vicente Boulevard, Suite 350, Los Angeles, CA 90049. The telephone number at that address is (310) 566-4005. .

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all of the options outstanding under the Company's 1985 Stock Option Plan and Amended and Restated 1994 Stock Option Plan (the "Plans") to purchase approximately 1,592,376 shares of the Company's Common Stock, par value $0.03 per share ("Option Shares"), for new options that will be granted under the 1994 Stock Option Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. Only employees, directors or consultants of Alpha or one of its subsidiaries are eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
        ----------------------------------------

         (a) The filing person is the issuer. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") are incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") and Schedule A to the Offer is incorporated herein by reference.


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



ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
        ----------------------------------------------------------

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
        --------------------------------------------------

         (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

         (c) The Company has no plans or proposals and is not involved in any negotiation that would result in any of the occurrences described in Item 1006(c) of Regulation M-A.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

         (b) Not applicable.

         (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
        ----------------------------------------------

         (a) The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
        ------------------------------------------------------

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.
         --------------------

         (a) The information set forth on pages F-1 through F-25 of Alpha's Annual Report on Form 10-K for its fiscal year ended October 27, 2002 is incorporated herein by reference. The information set forth in Section 18 ("Miscellaneous") of the Offer to Exchange, regarding the locations at which our Annual Report on Form 10-K can be inspected and copies obtained, is incorporated herein by reference.

         (b) Not applicable.


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



ITEM 11. ADDITIONAL INFORMATION.
         ----------------------

         (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.
         --------

       (a)(1) Offer to Exchange all Outstanding Options for New Options dated February 28, 2003

          (2)  Election Form.

          (3) Letter from Chief Executive Officer to All Eligible Employees dated February 28, 2003

          (4)  Notice to Change Election from Accept to Reject.

          (5)  Form of Promise to Grant Stock Option(s).

       (b)     Not applicable.

       (d)(1) Alpha Technologies Group, Inc. 1985 Stock Option Plan

          (2) Alpha Technologies Group, Inc. Amended and Restated 1994 Stock Option Plan

          (3)  Alpha Technologies Group, Inc. 1994 Stock Plan Prospectus

       (g)    Not applicable.

       (h)    Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
         --------------------------------------

          (a)  Not applicable.



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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     ALPHA TECHNOLOGIES GROUP, INC.


                                     By: /s/ Robert Streiter
                                        ---------------------------------------
                                        Robert Streiter
                                        President

Date: February 28, 2003



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



                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)            Offer to Exchange all Outstanding Options for New Options dated February 28,
                  2003.

(a)(2)            Election Form.

(a)(3)            Letter from Chief Executive Officer to All Eligible Employees dated February 28,
                  2003

(a)(4)            Notice to Change Election from Accept to Reject.

(a)(5)            Form of Promise to Grant Stock Option(s).

(d)(1)            Alpha Technologies Group, Inc. 1985 Stock Option Plan filed as Exhibit to Alpha's Registration Statement on Form S-8 filed June 30,1989 (Reg. No.33-29636) and incorporated herein by reference.

(d)(2)            Alpha Technologies Group, Inc. Amended and Restated 1994 Stock Option Plan
                  filed as Appendix A to Alpha's Proxy Statement dated March 18, 2002 and incorporated herein by reference.

(d)(3)            Alpha Technologies Group, Inc. 1994 Stock Plan Prospectus.


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